SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  Viragen, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    927638403
                                 (CUSIP Number)

                                 March 19, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 927638403                                            Page 2 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Alexandra Global Master Fund Ltd.
     98-0448776
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_| (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,537,639 shares f Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP No. 927638403                                            Page 3 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Alexandra Investment Management, LLC
     13-4092583
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_| (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,537,639 shares f Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP No. 927638403                                            Page 4 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Mikhail A. Filimonov
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_| (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,537,639 shares f Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,537,639 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP No. 927638403                                            Page 5 of 8 Pages

1(a).        Name of Issuer:

             Viragen, Inc. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             865 SW 78th Avenue
             Suite 100
             Plantation, Florida  33324


Item 2(a).   Names of Persons Filing:

             Alexandra Global Master Fund Ltd. ("Alexandra")
             Alexandra Investment Management, LLC ("Management")
             Mikhail A. Filimonov ("Filimonov")

Item 2(b).   Address of Principal Business Office:

             Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
             Management - 767 Third Avenue, 39th Floor, New York,
             New York 10017
             Filimonov - 767 Third Avenue, 39th Floor, New York,
             New York 10017

Item 2(c).   Place of Organization or Citizenship:

             Alexandra - British Virgin Islands
             Management - Delaware
             Filimonov - U.S.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e).   CUSIP Number: 927638403

Item 3.      This Schedule is filed pursuant to Rule 13d-1(c) by
             Alexandra, Management and Filimonov

Item 4.      Ownership:

            (a)   Amount Beneficially Owned:

                  Alexandra: 35,537,639 shares*
                  Management: 35,537,639 shares*
                  Filimonov: 35,537,639 shares*

            (b)   Percent of Class:

                  Alexandra: 16.6%*
                  Management: 16.6%*
                  Filimonov: 16.6%*

                  (Based on 214,359,448 shares of Common Stock outstanding (consisting of 121,407,448 shares of Common Stock outstanding as of February 9, 2007, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 plus 92,952,000 shares of Common Stock issued in exchange for outstanding convertible notes of the Issuer as stated by the Issuer to Alexandra on March 19,
                  2007))

SCHEDULE 13G
CUSIP No. 927638403                                            Page 6 of 8 Pages

            (c)   Number of Shares as to which the Person has:

                  (i)   sole power to vote or to direct the vote

                        -0-

                  (ii)  shared power to vote or to direct the vote:

                        35,537,639 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of

                        -0-

                  (iv)  shared power to dispose or to direct the disposition of

                        35,537,639 shares of Common Stock*


* Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the Group:

            Not applicable

SCHEDULE 13G
CUSIP No. 927638403                                            Page 7 of 8 Pages

Item 9.     Notice of Dissolution of Group:

            Not applicable


Item 10.    Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of March 20, 2007, by and among Alexandra, Management and Filimonov (incorporated herein by reference to the exhibit with the same number filed with the Schedule 13G Amendment No. 3 filed by the persons reporting on this Amendment No. 4).

SCHEDULE 13G
CUSIP No. 927638403                                            Page 8 of 8 Pages



                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: March 20, 2007

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        its Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member



                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member



                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov